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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                                 450, 5TH STREET
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November, 2002.


                            The Toronto-Dominion Bank
                            -------------------------
                 (Translation of registrant's name into English)



                      P.O. Box 1, Toronto Dominion Centre,
                            Toronto, Ontario, M5K 1A2
                            -------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F                  Form 40-F  /X/
                        -----                      -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                      No  /X/
                     -----                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

THIS FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 OF THE TORONTO-DOMINION BANK DATED FEBRUARY 21, 2002.


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                                    FORM 6-K

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                THE TORONTO-DOMINION BANK


DATE: November 13, 2002         By: /s/ Norie C. Campbell
                                   ------------------------------------
                                   Name: Norie C. Campbell
                                   Title: Associate Vice President


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                                 FORM 27

                          MATERIAL CHANGE REPORT

ITEM 1.         REPORTING ISSUER

                The Toronto-Dominion Bank (the "Bank")
                P.O. Box 1
                Toronto-Dominion Centre
                Toronto, Ontario
                M5K 1A2

ITEM 2.         DATE OF MATERIAL CHANGE

                November 4, 2002

ITEM 3.         PRESS RELEASE

                A press release was issued on November 4, 2002 and provided to Canadian stock exchanges, securities regulators and financial news media.

ITEM 4.         SUMMARY OF MATERIAL CHANGE

                See Item 5.

ITEM 5.         DESCRIPTION OF MATERIAL CHANGE

                The Bank will split its corporate lending business into "core" and "non-core" relationships. The "core" business will be for on-going relationships and the "non-core" business will be for relationships we intend to exit. The Bank announced that it will increase its loan loss provisions for the fourth quarter from Cdn $175 million to Cdn $350 million. It announced that it will take a one-time provision in the quarter of Cdn $600 million.

ITEM 6.         RELIANCE ON SECTION 75(3) OF THE ACT

                Not applicable.

ITEM 7.         OMITTED INFORMATION

                Not applicable.

ITEM 8.         SENIOR OFFICER

                Christopher A. Montague, Executive Vice President, General Counsel and Secretary of The Toronto-Dominion Bank, is a senior officer of the Bank and is knowledgeable as to the details of this material change report. Mr. Montague can be contacted at (416) 308-6963.

ITEM 9.         STATEMENT OF SENIOR OFFICER

                The foregoing accurately discloses the material change referred to herein.

                DATED at Toronto, November 13, 2002.

                            THE TORONTO-DOMINION BANK

                            By: "Christopher A. Montague"
                                ----------------------------------------
                                Christopher A. Montague, Executive Vice
                                President, General Counsel and Secretary